# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rubrik, Inc., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258596
Filed by CIK 0001611146

## Reporting persons
- Khosla Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by Khosla Ventures V, L.P. ("KV V"), Khosla Ventures Associates V, LLC ("KVA V"), Khosla Ventures VI, L.P. ("KV VI"), Khosla Ventures Associates VI, LLC ("KVA VI"), VK Services, LLC ("VK Services") and Vinod Khosla ("Khosla", together with KV V, KVA V, KV VI, KVA VI and VK Services, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: Shares of Class A Common Stock beneficially owned by KV V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
- Khosla Ventures Associates V, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: Shares of Class A Common Stock beneficially owned by KV V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
- Khosla Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,061,400; sole dispositive power 0; shared dispositive power 1,061,400; aggregate amount beneficially owned 1,061,400 (1.2% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: All of the shares of Class A Common Stock beneficially owned by KV VI are comprised of Class B Common Stock held by KV VI, of which KVA VI is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
- Khosla Ventures Associates VI, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,061,400; sole dispositive power 0; shared dispositive power 1,061,400; aggregate amount beneficially owned 1,061,400 (1.2% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: All of the shares of Class A Common Stock beneficially owned by KVA VI are comprised of Class B Common Stock held by KV VI, of which KVA VI is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,956,551; sole dispositive power 0; shared dispositive power 1,956,551; aggregate amount beneficially owned 1,956,551 (2.2% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: 895,151 of the shares of Class A Common Stock beneficially owned by VK Services are comprised of shares of Class B Common Stock held by VK Services. The remaining 1,061,400 shares beneficially owned by VK Services are comprised of Class B Common Stock held by KV VI. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The general partner of KV VI is KVA VI. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,956,551; sole dispositive power 0; shared dispositive power 1,956,551; aggregate amount beneficially owned 1,956,551 (2.2% of the class)
  Comment: Relating to Item 2 of this page: This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Relating to Items 6, 8, and 9 of this page: All of the shares of Class A Common Stock beneficially owned by Khosla are comprised of Class B Common Stock held by KV VI and VK Services. KVA VI is the general partner of KV VI. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI. Khosla holds no shares of the Issuer directly.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.

## Item 1. Issuer
Name of issuer: Rubrik, Inc.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing:
Khosla Ventures V, L.P. ("KV V")
Khosla Ventures Associates V, LLC ("KVA V")
Khosla Ventures VI, L.P. ("KV VI")
Khosla Ventures Associates VI, LLC ("KVA VI")
VK Services, LLC ("VK Services")
Vinod Khosla ("Khosla")
Address of principal business office or, if none, residence:
Khosla Ventures
2128 Sand Hill Road
Menlo Park, California 94025
Citizenship:
KV V - Delaware, United States of America
KVA V - Delaware, United States of America
KV VI - Delaware, United States of America
KVA VI - Delaware, United States of America
VK Services - Delaware, United States of America
Khosla - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the attached cover pages. The amount beneficially owned represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities (including Class B Common Stock) that are exercisable or convertible within 60 days of the date of this statement on Schedule 13G currently beneficially owned by the Reporting Persons.
Percent of class: See responses to Item 11 on the attached cover pages. The percentages set forth on the cover pages assume the conversion of all such Reporting Persons' Class B Common Stock into Class A Common Stock and are calculated based on 87,102,908 shares of the Class A Common Stock outstanding as of November 30, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on December 12, 2024.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Khosla Ventures V, L.P.: /s/ Vinod Khosla, Vinod Khosla/Managing Member of Khosla Ventures Associates V, LLC, general partner of Khosla Ventures V, L.P. (02/14/2025)
- Khosla Ventures Associates V, LLC: /s/ Vinod Khosla, Vinod Khosla/Managing Member (02/14/2025)
- Khosla Ventures VI, L.P.: /s/ Vinod Khosla, Vinod Khosla/Managing Member of Khosla Ventures Associates VI, LLC, general partner of Khosla Ventures VI, L.P. (02/14/2025)
- Khosla Ventures Associates VI, LLC: /s/ Vinod Khosla, Vinod Khosla/Managing Member (02/14/2025)
- VK Services, LLC: /s/ Vinod Khosla, Vinod Khosla/Manager (02/14/2025)
- Vinod Khosla: /s/ Vinod Khosla, Vinod Khosla/Individually (02/14/2025)
Comment: Exhibit Information: 99.1 Agreement regarding joint filing of Schedule 13G